Exhibit 99.1
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Directors
          In the table below we set forth certain information on those persons currently serving as our directors:

D. Geoffrey Armstrong Director since 2001 Age: 49	Mr. Armstrong is currently Chief Executive Officer of 310 Partners, a private investment firm. From March 1999 through September 2000, Mr. Armstrong was the Chief Financial Officer of AMFM, Inc., which was publicly traded on the New York Stock Exchange until it was purchased by Clear Channel Communications in September 2000. From June 1998 to February 1999, he was Chief Operating Officer and a director of Capstar Broadcasting Corporation, which merged with AMFM, Inc. in July 1999. Mr. Armstrong was a founder of SFX Broadcasting, which went public in 1993, and subsequently served as Chief Financial Officer, Chief Operating Officer, and a director until the company was sold in 1998. Mr. Armstrong is also a director of Nexstar Broadcasting Group, Inc., a publicly held company.

Ronald E. Blaylock Director since 2002 Age: 47	Mr. Blaylock is the founder, Chairman and Chief Executive Officer of Blaylock & Company, Inc., an investment banking firm. Mr. Blaylock held senior management positions with PaineWebber Group and Citicorp before launching Blaylock & Partners in 1993. Mr. Blaylock is also a director of the W.R. Berkley Corporation, a publicly held company.

L. Ross Love Director since 2001 Age: 60	Mr. Love is currently the President and Chief Executive Officer of Blue Chip Enterprises, LLC, a private investment firm. Previously, Mr. Love was the President and Chief Executive Officer of Blue Chip Broadcasting, Inc., which was acquired by Radio One in August 2001. Mr. Love founded Blue Chip Broadcasting in 1995, and grew the company to 19 stations in six markets. Prior to founding Blue Chip, Mr. Love had a 28-year career at Procter & Gamble, serving the last 10 years as Vice President, Advertising for that company. Mr. Love is also a director of the Ohio National Fund, Inc.

Catherine L. Hughes Chairperson of the Board and Secretary Director since 1980 Age: 60	Ms. Hughes has been Chairperson of the Board of Directors and Secretary of Radio One since 1980, and was Chief Executive Officer of Radio One from 1980 to 1997. Since 1980, Ms. Hughes has worked in various capacities for Radio One including President, General Manager, General Sales Manager and talk show host. She began her career in radio as General Sales Manager of WHUR-FM, the Howard University-owned, urban-contemporary radio station. Ms. Hughes is also the mother of Mr. Liggins, Radio One’s Chief Executive Officer, President, Treasurer and Director.

Terry L. Jones Director since 1995 Age: 60	Since 1990, Mr. Jones has been President of Syndicated Communications, Inc. (“Syncom”), a communications venture capital investment company, and its wholly owned subsidiary, Syncom Capital Corporation. He joined Syncom in 1978 as a Vice President. Mr. Jones serves in various capacities, including director, president, general partner and vice president, for various other entities affiliated with Syncom. He also serves on the board of directors of Iridium Satellite LLC, TV One, LLC, Syncom Management Company, Inc. and Cyber Digital Inc., a publicly held company.

Alfred C. Liggins, III Chief Executive Officer, President and Treasurer Director since 1989 Age: 42	Mr. Liggins has been Chief Executive Officer of Radio One since 1997, and President and Treasurer since 1989. Mr. Liggins joined Radio One in 1985 as an account manager at WOL-AM. In 1987, he was promoted to General Sales Manager and promoted again in 1988 to General Manager overseeing Radio One’s Washington, DC operations. After becoming President, Mr. Liggins engineered Radio One’s expansion into new markets. Mr. Liggins is a graduate of the Wharton School of Business/Executive MBA Program. Mr. Liggins is the son of Ms. Hughes, Radio One’s Chairperson and Secretary.

Brian W. McNeill Director since 1995 Age: 51	Mr. McNeill is a founder and Managing General Partner of Alta Communications, the successor firm to Burr, Egan, Deleage & Co. He specializes in identifying and managing investments in the traditional sectors of the media industry, including radio and television broadcasting, cable television, outdoor advertising and other advertising-based or cash flow-based businesses. Mr. McNeill currently serves on the board of directors of ACME Communications, Inc., a publicly traded company, and a number of private companies in the radio and television industries. He joined Burr, Egan, Deleage & Co. as a General Partner in 1986, where he focused on the media and communications industries. Previously, Mr. McNeill formed and managed the broadcasting lending division at the Bank of Boston. He received an MBA from the Amos Tuck School of Dartmouth College and graduated magna cum laude with a degree in economics from the College of the Holy Cross.
Executive Officers
          In the table below we set forth certain information on those persons currently serving as our executive officers. Biographical information on Catherine L. Hughes, Chairperson of the Board and Secretary, and Alfred C. Liggins, III, Chief Executive Officer, President and Treasurer, is included above.

Scott R. Royster Executive Vice President and Chief Financial Officer Age: 42	Mr. Royster has been Executive Vice President of Radio One since 1997 and Chief Financial Officer of Radio One since 1996. Prior to joining Radio One, he served as an independent consultant to Radio One. From 1995 to 1996, Mr. Royster was a principal at TSG Capital Group, LLC, a private equity investment firm located in Stamford, Connecticut, which became an investor in Radio One in 1987. Mr. Royster has also served as an associate and later a principal at Capital Resource Partners from 1992 to 1995, a private capital investment firm in Boston, Massachusetts. Mr. Royster is a graduate of Duke University and Harvard Business School.

Linda J. Vilardo Vice President, Assistant Secretary and Chief Administrative Officer Age: 49	Ms. Vilardo has been Chief Administrative Officer of Radio One since November 2004, Assistant Secretary since April 1999, Vice President since February 2001, and General Counsel from January 1998 to January 2005. Prior to joining Radio One, Ms. Vilardo was a partner in the Washington, DC office of Davis Wright Tremaine LLP, where she represented Radio One as outside counsel. From 1992 to 1997, she was a shareholder of Roberts & Eckard, P.C., a firm that she co-founded. Ms. Vilardo is a graduate of Gettysburg College, the National Law Center at George Washington University and the University of Glasgow.

Zemira Z. Jones Vice President of Operations Age: 53	Mr. Jones has been Vice President of Operations of Radio One since July 2004. Mr. Jones has over 30 years of experience in radio and television, including 25 years in general management and sales management. Prior to joining Radio One, he served as President and General Manager with ABC Radio for 12 years, including nine years as President and General Manager of ABC Radio Chicago. Mr. Jones graduated from the University of Maryland with a BS in marketing and business administration.

Section 16(a) Beneficial Ownership Reporting Compliance
          Section 16(a) of the Securities Exchange Act of 1934 requires Radio One’s directors and executive officers and persons who beneficially own more than ten percent of our common stock to file with the Securities and Exchange Commission (“SEC”) reports showing ownership of and changes in ownership of our common stock and other equity securities. On the basis of reports and representations submitted by Radio One’s directors, executive officers, and greater than ten percent owners, we believe that all required Section 16(a) filings for the fiscal year ended December 31, 2006 were timely made, except that Form 5s were not timely filed for the director grants issued in 2005.
Code of Ethics
          We have adopted a Code of Ethics that applies to all of our directors, officers and employees and meets the requirements of the rules of the SEC and the NASDAQ Stock Market. The Code of Ethics is available on our website, www.radio-one.com, or can be obtained without charge by written request to Assistant Secretary, Radio One, Inc., 5900 Princess Garden Parkway, 7th Floor, Lanham, MD 20706. We do not anticipate making material amendments to or waivers from the provisions of the Code of Ethics. If we make any material amendments to our Code of Ethics, or if our board of directors grants any waiver from a provision thereof to our executive officers or directors, we will disclose the nature of such amendment or waiver, the name of the person(s) to whom the waiver was granted and the date of the amendment or waiver in a current report on Form 8-K.
Audit Committee
          The audit committee consists of D. Geoffrey Armstrong, Brian W. McNeill and Ronald E. Blaylock, each of whom satisfy the requirements for audit committee membership under the listing standards of the NASDAQ Stock Market. Mr. Armstrong and Mr. McNeill are independent, as that term is defined in Rule 4200(a)(14) of the NASDAQ Marketplace Rules. Because Mr. Blaylock is Chairman and CEO of Blaylock & Company, Inc., formerly Blaylock & Partners, L.P., (“Blaylock”) an investment banking firm that participated in the underwriting of Radio One’s 6 3/8 Senior Subordinated Notes issued in February 2005, Mr. Blaylock does not meet this requirement. As permitted by NASDAQ rules, our board of directors has determined that Mr. Blaylock’s membership on the audit committee is required in the best interests of Radio One and its stockholders. Blaylock was not the lead underwriter of the transaction and Mr. Blaylock has been independent in all other matters in relation to Radio One. In reaching its determination, our board of directors considered Mr. Blaylock’s substantial experience with financial accounting and internal controls, which he obtained as Chairman and CEO of Blaylock. The board of directors has determined that Mr. Armstrong qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K of the Securities Act. The board has adopted a written audit committee charter, which is available on our website at www.radio-one.com/about/audit_committee.asp. The audit committee met seven times during 2006.
          The audit committee is responsible for oversight of the quality and integrity of the accounting, auditing and reporting practices of Radio One, and as part of this responsibility the audit committee:
•	selects our independent auditors;

•	reviews the services performed by our independent auditors, including non-audit services, if any;

•	reviews the scope and results of the annual audit;

•	reviews the adequacy of the system of internal accounting controls and internal control over financial reporting;

•	reviews and discusses the financial statements and accounting policies with management and our independent auditors;

•	reviews the performance and fees of our independent auditors;

•	reviews the independence of our auditors;

•	reviews the audit committee charter; and

•	reviews related party transactions, if any.